SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 18)*

                                   Cache, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   127150-30-8
                                 (CUSIP Number)

       Andrew M. Saul, c/o Cache, Inc., 1440 Broadway, New York, N.Y. 10018
                         Telephone (212) 575-3200
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                            January 28, 2004
           (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Andrew M. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: PF, OO

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

------------------------------------------------------------------------------

NUMBER OF SHARES(7)  SOLE VOTING POWER: 550,420
               ---------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER: 5,000

OWNED BY       _______________________________________________________________

EACH           (9)   SOLE DISPOSITIVE POWER: 550,420

REPORTING      _______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER: 5,000
------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 555,420
------------------------------------------------------------------------------
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES ** / /
------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON **: IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 11 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Joseph E. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: PF, OO
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e):                                            / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: 568,308
SHARES _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 15,000
OWNED BY _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 568,308
REPORTING _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 15,000
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 583,308
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 5.7%
------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON **: IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 11 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                     Jennifer B. Saul pursuant to Trust
                                     Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: 00
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e):                                            / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: -0-

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: -0-
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: -0-
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 0%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: 00
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 4 OF 11 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                     Kimberly E. Saul pursuant to Trust
                                     Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: 00
------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: -0-

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: 00
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 5 OF 11 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:
                                    Norma G. Saul
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS**: PF, OO
------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION: United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:  834,400

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER:  15,000

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER:  834,400

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 15,000
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            849,400
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.3%
------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON **: IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 6 OF 11 PAGES

          This statement constitutes Amendment No. 18 to the Schedule 13D dated December 11, 1986, as amended on January 8, 1987, January 21, 1987, April 9, 1987, August 20, 1987, September 30, 1987, January 18, 1989, May 11, 1989,
October 24, 1991, February 10, 1993, May 9, 1994, September 15, 1994, October 27, 1994, August 22, 1997, September 11, 1997, December 29, 1997, December 27,
2000, and August 21, 2003 (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul, Joseph E. Saul, Norma G. Saul, Trust f/b/o Jennifer B. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 J. Saul Trust") and Trust f/b/o Kimberly E. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 K. Saul Trust", and together with the 85 J. Saul Trust, the "Trusts") (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock") of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
         --------------------------

This amendment relates to the sale of the shares of the Company's Common Stock as more fully described in Items 4 and 5(c) below.

Item 4.      Purpose of Transaction
             -----------

Item 4 is hereby amended by adding the following:

On January 22, 2004, the Group Members and certain other shareholders of the Company listed on Schedule B to the Underwriting Agreement and the Company entered into an underwriting agreement (the "Underwriting Agreement") with Thomas Weisel Partners LLC, Piper Jaffrey & Co., Brean Murray & Co., Inc. and First Albany Capital Inc. as underwriters (together, the "Underwriters") providing for the sale by the Group Members and such other shareholders of the Company of 1,800,000 shares of Common Stock and the sale by the Company of 200,000 shares of Common Stock (collectively the "Offered Securities"), 1,625,000 of which were to be sold by the Group Members as more fully described in Item 5(c) below, to the Underwriters at a price of $21.6125. The Underwriters resold the Offered Securities to the public at $22.75 per share. The transaction closed on January 28,2004.

The Underwriting Agreement also provides the Underwriters with an option to purchase an additional 300,000 shares of Common Stock that may be exercised by the Underwriters at any time not more than 30 days after the date of the related prospectus. The Underwriters exercised the option on February 4, 2004 (the "Over-Allotment Option") and an additional 66,000 shares were sold by certain Group Members as more fully described in Item 5(c) below.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

          Item 5(a) is hereby amended and restated as follows:

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 10,181,150 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 4, 2004, as reflected in the Company's registration statement on Form S-3 filed with the Securities and Exchange Commission on November 17, 2003, as amended on December 22, 2003, January 13, 2004, January 16, 2004 and January 21, 2004.

                             PAGE 7 OF 11 PAGES

          As of the close of business on February 4, 2004:

          Andrew M. Saul may be deemed to own beneficially 555,420 shares of Common Stock (5.5%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Denise and Andrew Saul Foundation, but excluding all shares issuable pursuant to rights held by persons other than Andrew Saul and the Denise and Andrew Saul Foundation), consisting of (i) 550,420 shares of Common Stock owned by Andrew Saul, and (ii) 5,000 shares of Common Stock owned by the Denise and Andrew Saul Foundation of which Andrew Saul is a director. Andrew Saul, his wife Denise, and his daughters Jennifer Saul and Kimberly Saul comprise the Board of Directors of the Denise and Andrew Saul Foundation and Andrew Saul is its President. Andrew Saul, in his capacity as one of the directors of the Denise and Andrew Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Andrew Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

          Joseph E. Saul may be deemed to own beneficially 583,308 shares of Common Stock (5.7%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Joseph Saul is a trustee, and the shares owned by the Joseph E. and Norma
G. Saul Foundation, of which Joseph Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Joseph Saul, the Trusts of which Joseph Saul is a trustee and the Joseph E. and Norma G. Saul Foundation), consisting of (i) 568,308 shares of Common Stock owned by Joseph Saul and (ii) 15,000 shares of Common Stock owned by the Joseph E. and Norma G. Saul Foundation of which Joseph Saul is a director. Joseph Saul, in his capacity as a director of Joseph E. and Norma G. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Joseph Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

                             PAGE 8 OF 11 PAGES

          Norma Saul may be deemed to own beneficially 849,400 shares of Common Stock (8.3%) if all shares owned by her or issuable pursuant to rights owned by her are deemed outstanding (including the shares owned by the Trusts of which Norma Saul is a trustee, and the shares owned by the Joseph E. and Norma G. Saul Foundation, of which Joseph Saul is a director but excluding all shares issuable pursuant to rights held by persons other than Norma Saul, the Trusts of which Norma Saul is a trustee and the Joseph E. and Norma G. Saul Foundation), consisting of (i) 834,400 shares of Common Stock owned by Norma Saul and (ii) 15,000 shares of Common Stock owned by the Joseph E. and Norma G. Saul Foundation of which Norma Saul is a director. Norma Saul, in her capacity as a director of Joseph E. and Norma G. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Norma Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by her.

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own no shares of Common Stock (0%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own no shares of Common Stock (0).

          The Group as a whole may be deemed to own beneficially 1,973,168 shares of Common Stock, constituting approximately 19.4% of the shares outstanding.

         Item 5 (c) is amended and restated as follows:

         (c) Andrew Saul on January 28, 2004 sold 869,812 shares of the Company's Common Stock in an underwritten public offering. Each of the 85 J. Saul Trust and the 85 K. Saul Trust on January 28, 2004 sold 302,594 shares of the Company's Common Stock in an underwritten public offering. Joseph Saul on January 22, 2004 transferred 150,000 shares to a charitable organization and such charitable organization sold such shares on January 28, 2004 in an underwritten public offering.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

LOCK UP AGREEMENT

In connection with the offering of the Offered Securities, each of the Group Members agreed that from the date of the lockup agreement until the date that is 90 days after the date of the prospectus and other than the Over Allotment Option, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, each of the Group Members agreed that, without the prior written consent of Thomas Weisel Partners (which consent may be withheld in its sole discretion), it will not, during such period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock and waived any registration rights relating to registration under the Securities Act of any Common Stock owned either of record or beneficially by such reporting person, including any rights to receive notice of the public offering. The foregoing description of the Lock Up Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

                               PAGE 9 OF 11 PAGES

UNDERWRITING AGREEMENT

On January 22, 2004, the Group Members entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at a price of $21.6125 per share. The Underwriting Agreement contains customary terms and conditions. The Underwriting Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. See also Item 4.

Item 7.           Material to be Filed as Exhibits

Exhibit 1 -- Form of Lock Up Agreement by and among Thomas Weisel Partners
LLC, Piper Jaffrey & Co., Brean Murray & Co., Inc. and First Albany Capital Inc. as underwriters pursuant to the Underwriting Agreement and the Selling Shareholders party thereto.

Exhibit 2 -- Underwriting Agreement, dated as of January 22, 2004 by and among Thomas Weisel Partners LLC, Piper Jaffrey & Co., Brean Murray & Co., Inc. and First Albany Capital Inc. as underwriters, the Company and the Selling Shareholders listed in Schedule B thereto.

                               PAGE 10 OF 11 PAGES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2004

                              /s/ Andrew M. Saul
                              -------------------
                              Andrew M. Saul

                              /s/ Andrew M. Saul
                              -------------------
                              Joseph E. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

                              /s/ Andrew M. Saul
                              -------------------
                              Norma G. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   --------------------------------
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   --------------------------------
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                               PAGE 11 OF 11 PAGES